September 9, 2024

Ronald J. Nicolas, Jr.
Chief Financial Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Avenue, Suite 1200
Irvine, California 92614

        Re: Pacific Premier Bancorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 000-22193
Dear Ronald J. Nicolas, Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Noninterest Expense, page 70

1. Please tell us, and revise in future filings, to provide a discussion of the deposit expenses addressing the deposit earnings credit rates and how these amounts are determined. Also, address the basis for recording these expenses within noninterest expenses as opposed to reflecting these costs within deposit interest expense.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Provision for Credit Losses, page 75

2. We note your discussion of changes in the provision for credit losses for both the three and six months ended June 30, 2024 compared to June 30, 2023. We also note your
 September 9, 2024
Page 2

       disclosure on pages 35 and 36 that the provision for credit losses on loans includes offsetting impacts and activities relating to the specifically identified loan types included within investor and business loans secured by real estate, commercial loans and retail loans. Please revise your disclosure, in future filings, to quantify and discuss the offsetting impacts and trends associated with the provision (credit) for credit losses for the individual loan types within the specified categories when comparing period-over-period changes.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mengyao Lu at 202-551-3471 or Marc Thomas at 202-551-3452 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance